FORM 3 (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Sivak, Stuart W.	2. Date of Event Requiring Statement (Month/Day/Year) April 3, 2003	4. Issuer Name and Ticker or Trading Symbol Uni-Marts, Inc. UNI
(Last) (First) (Middle) c/o Uni-Marts, Inc. 477 East Beaver Avenue
(Street) State College, PA 16801	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title Other (specify below) below) Executive Vice President, Operations	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	-0-

1. Title of Derivative Security (Instr.4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option - Right to Buy	12/9/94	12/8/03	Common Stock	1,000	$5.375	D
Option - Right to Buy	10/17/95	10/16/04	Common Stock	500	$5.375	D
Option - Right to Buy	10/2/96	10/1/05	Common Stock	750	$7.00	D
Option - Right to Buy	11/4/97	11/3/06	Common Stock	1,000	$6.25	D
Option - Right to Buy	10/20/98	10/19/07	Common Stock	1,000	$5.25	D
Option - Right to Buy	9/16/99	9/15/08	Common Stock	4,000	$3.125	D
Option - Right to Buy	8/31/00	8/30/09	Common Stock	3,000	$1.375	D
Option - Right to Buy	(1)	9/12/10	Common Stock	15,000	$2.00	D
Option - Right to Buy	(2)	9/25/11	Common Stock	17,000	$2.20	D
Option - Right to Buy	(3)	2/26/12	Common Stock	50,000	$1.70	D
Option - Right to Buy	(4)	9/17/12	Common Stock	20,000	$1.40	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) One-third of the options granted become exercisable at 9-13-01; one-third of the options granted become exercisable at 9-13-02; and one-third of the options granted become exercisable at 9-13-03.
(2) One-third of the options granted become exercisable at 9-26-02; one-third of the options granted become exercisable at 9-26-03; and one-third of the options granted become exercisable at 9-26-04.
(3) One-half of the options granted become exercisable at 2-27-03 and one-half of the options granted become exercisable at 2-27-04.
(4) One-half of the options granted become exercisable at 9-18-03 and one-half of the options granted become exercisable at 9-18-04.

	/S/ Stuart W. Sivak **Signature of Reporting Person	April 8, 2003 Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure